FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: November 20, 2006	/s/ Donat Madilo Donat Madilo Treasurer

EXHIBIT INDEX

1	BANRO CORPORATION CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2006

2	INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2006

3	CERTIFICATION OF CEO

4	CERTIFICATION OF CFO

EXHIBIT 1

Banro Corporation

Consolidated Financial Statements

September 30, 2006

(Expressed in U.S. dollars)

Banro Corporation Consolidated Financial Statements September 30, 2006 (Expressed in U.S. dollars)

Contents

Notice to reader	2

Consolidated Financial Statements

Balance Sheets	3

Statements of Operations and Deficit	4

Statements of Cash Flows	5

Summary of Significant Accounting Policies	6-9

Notes to Financial Statements	10-22

NOTICE TO READER

These interim consolidated financial statements of Banro Corporation as at and for the three and nine month periods ended September 30, 2006 have been prepared by management of Banro Corporation. The auditors of Banro Corporation have not audited or reviewed these interim consolidated financial statements.

Banro Corporation
Consolidated Balance Sheets
(Expressed in U.S. dollars)

	September 30, 2006 (unaudited)	December 31, 2005

Assets

Current
Cash	$ 5,544,131	$ 1,651,937
Short term investments (Note 2)	53,839,960	21,789,603
Accounts receivable and prepaid expenses	559,787	130,496

	59,943,878	23,572,036

Investments (Note 3)	2,568,477	1,246,203
Property, plant and equipment (Note 4)	1,078,565	1,132,570
Deferred exploration expenditures (Note 5)	25,169,331	12,162,137

	$ 88,760,251	$ 38,112,946

Liabilities and Shareholders’ Equity

Current
Accounts payable	$ 1,389,702	$ 1,421,571

Shareholders’ equity
Share capital (Note 6)	129,736,084	77,725,794
Contributed surplus (Note 6(e))	4,687,807	5,407,283
Cumulative translation adjustment (Note 3(b))	21,177	23,449
Deficit	(47,074,519)	(46,465,151)

	87,370,549	36,691,375

	$ 88,760,251	$ 38,112,946

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

Banro Corporation
Consolidated Statements of Operations and Deficit
(Expressed in U.S. dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Expenses
Professional fees	$ 100,251	$ 145,613	$ 413,398	$ 378,737
Consulting fees	30,773	372,305	213,887	592,786
Office and sundry	187,842	194,204	630,901	552,894
Salary	237,434	228,254	738,250	699,311
Employee stock-based compensation	395	218,451	502,289	643,386
Travel	106,517	159,866	347,618	396,339
Shareholder relations and promotion	157,664	155,502	604,716	688,483
Management fees	9,000	5,812	21,000	17,812
Interest and bank charges	3,970	3,503	13,258	9,547
Amortization	5,167	10,702	16,406	32,375
Foreign exchange (gain) loss	24,452	(664,256)	(258,237)	(694,155)
	(863,465)	(829,956)	(3,243,486)	(3,317,515)
Interest income	647,206	52,075	1,317,779	109,255

Loss from operations	(216,259)	(777,881)	(1,925,707)	(3,208,260)

Share of equity loss of BRC	(90,262)	(1,364)	(199,100)	(146,631)
Gain (loss) on dilution of interest in BRC	27,679	(514)	1,515,439	(55,271)

Net loss for the period	(278,842)	(779,759)	(609,368)	(3,410,162)

Deficit, beginning of the period	(46,795,677)	(44,594,212)	(46,465,151)	(41,963,809)

Deficit, end of the period	$ (47,074,519)	$ (45,373,971)	$(47,074,519)	$(45,373,971)

Loss per share (Note 6(d))	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.12)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

Banro Corporation
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Cash provided by (used in)

Operating activities
Net loss for the period	$ (278,842)	$ (779,759)	$ (609,368)	$ (3,410,162)
Adjustments to reconcile loss to net cash
Provided by operating activities
Equity loss on investment in BRC	90,262	1,364	199,100	146,631
Dilution of interest in BRC	(27,679)	514	(1,515,439)	55,271
Accrued interest	(25,257)	-	(149,688)	-
Foreign exchange effect on investment in BRC	-	(1,878)	-	(71,850)
Value of options issued (Note 6(c))	395	567,215	81,115	1,199,341
Amortization	5,167	10,702	16,406	32,375
Changes in non-cash working capital
Accounts receiv. and prepaid exp.	(161,449)	(149,422)	(429,291)	(181,333)
Accounts payable	(685,138)	143,117	(31,869)	81,990
	(1,082,541)	(208,147)	(2,439,034)	(2,147,737)
Investing activities
Capital assets	(33,346)	(142,737)	(265,853)	(379,521)
Deferred exploration expenditures (Note 5)	(4,360,890)	(1,781,041)	(12,335,718)	(4,074,922)
Short term investments	3,286,120	-	(31,900,669)	-
Effect of deconsolidation of Loncor	-	-	(39,873)	-
Investment and advances to BRC/NBI	52,095	-	425,118	8,358
		1,898		5,482
	(1,056,021)	(1,923,778)	(44,116,995)	(4,446,085)
Financing activities
Due to/from related parties	-	1,898	-	5,482
Common shares issued for cash	(18,802)	14,486,115	50,448,223	15,412,165

	(18,802)	14,488,013	50,448,223	15,417,647
Net increase (decrease) in cash during the
period	(2,157,364)	12,356,088	3,892,194	8,823,825
Cash, beginning of the period	7,701,495	5,524,934	1,651,937	9,057,197

Cash, end of the period	$ 5,544,131	$17,881,022	$ 5,544,131	$17,881,022

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)
(unaudited)

September 30, 2006

Nature of Business

Banro Corporation’s (the “Company”) business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the “Congo”). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL.

Investments	Investments in companies subject to significant influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.

Property, Plant and

Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Office furniture and fixtures	-	20% declining balance basis
Office equipment	-	Straight line over four years
Vehicles	-	Straight line over four years
Communication equipment	-	Straight line over four years
Field camps	-	Straight line over four years
Surveying equipment	-	Straight line over four years
Geochemistry	-	Straight line over four years
Field equipment	-	Straight line over four years
Leasehold improvements	-	Straight line over five years

Asset Impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)
(unaudited)

September 30, 2006

Foreign Currency Translation

These consolidated financial statements are expressed in the functional currency of the Company, United States dollars. For integrated operations, monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items, except amortization, are translated at average rates of exchange in effect during the period. Realized exchange gains and losses and currency translation adjustments are included in the consolidated statements of operations and deficit.

Deferred Exploration

Expenditures

Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are charged to operations.

Stock Options

The Company has a stock option plan, which is described in Note 6(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the weighted average fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is recorded as an expense in the period at the earlier of the completion of performance and the date the options are vested using the fair value method. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital. The exercise of stock options granted to directors, officers and employees in the United Kingdom (U.K.) is subject to a tax liability to the Company equal to 12.8% of the gain made by such individuals from such exercise (where the gain is determined by reference to the difference between the exercise price of the stock options and the market price of the Company’s shares on the exercise date). 1,200,000 stock options of the Company with an average exercise price of Cdn$3.45 previously granted to U.K. employees were outstanding at September 30, 2006.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)
(unaudited)

September 30, 2006

Asset Retirement Obligations

Effective 1 January 2004, the Company adopted the CICA Handbook Section 3110 “Asset Retirement Obligations”, which established standards for asset retirement obligations and the associated retirement costs related to reclamation and abandonment. The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.

Financial Instruments

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of its financial instruments approximate their carrying values, unless otherwise noted. At September 30, 2006, the Company held the equivalent of $23,777,711 (December 31, 2005 - $9,408,409) in Canadian dollars cash and short term investments.

Income Taxes

The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)
(unaudited)

September 30, 2006

Variable Interest Entities

Effective January 1, 2005, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants (“CICA”) to account for variable interest entities (“VIE’s”). This new standard recognizes that a controlling financial interest in an entity may exist through arrangements that do not involve a voting interest. Such entities are considered to be variable interest entities and can arise from a variety of legal structures. By definition, these entities either: lack enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; have equity owners who are unable to make decisions about the entity; or, have equity owners that do not have the obligation to absorb the entity’s expected losses or the right to receive the entity’s expected residual returns. The primary beneficiary of a VIE is determined by identifying the party that will absorb the majority of the VIE’s expected losses, receive a majority of the expected returns, or both. The primary beneficiary is required to consolidate the entity in their consolidated financial statements. Implementation of this standard has had no impact on the Company’s financial position or results of operations.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2006

1.	Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold and other mining properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company’s activities in this country or may result in the impairment or loss of part or all of the Company’s interest in the properties.

2.	Short Term Investments

The Company has invested in US$ commercial papers, bankers acceptance and discount notes with interest rates varying from 4.83% to 5.05% and maturities up to January, 2007 with a market value of $34,666,681 and Cdn$ discount notes and bankers acceptance with maturities up to January, 2007 and a market value of Cdn$ 21,422,892.

3.	Investments

(a)	Investment in Nevada Bob’s International Inc.

The investment in Nevada Bob’s International Inc. (“NBI”), a licensor of certain golf equipment and apparel trademarks, represents 4.67% of the outstanding common shares of NBI and is accounted for under the cost method, as management does not have the ability to exercise significant influence over NBI. This investment will continue to be carried at cost and will be written down only when there has been a loss in value which is other than temporary. The quoted market value of the shares on September 30, 2006 was $0.125 per share or $117,657 in the aggregate (December 31, 2005 - $75,300).

(b)	Investment in BRC Diamond Corporation

The Company owns 3,744,032 common shares, representing a 30.14% (December 31, 2005 – 35.78%) equity interest, in BRC Diamond Corporation (“BRC”) with a quoted market value of approximately $14,806,052 at September 30, 2006 (December 31, 2005 - $9,657,864). The assets and liabilities of BRC are translated in US $ at the period end rate of exchange for the purpose of incorporation in the Company’s consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation is reported in the consolidated balance sheets under Cumulative translation adjustment as a separate component of shareholders’ equity.The principal business of BRC is the acquisition and exploration of mineral properties.

In April 2005, BRC issued, by way of private placement, 1,000,000 of its common shares at a price of Cdn$2.50 per share for gross proceeds of Cdn$2,500,000. The Company did not participate in this financing and therefore its equity interest in BRC was reduced to 35.78%. This reduction in equity interest resulted in a dilution gain of $630,084.

In March 2006, BRC issued, by way of private placement, 1,900,000 of its common shares at a price of Cdn$3.50 per share for gross proceeds of Cdn$6,650,000. The Company did not participate in this financing and therefore its equity interest in BRC was reduced to 30.28%. This reduction in equity interest resulted in a dilution gain of $1,487,760.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2006

3.	Investments (continued)

The Company’s investment in BRC is summarized as follows:

	September 30, 2006	December 31, 2005

Equity investment, beginning of period	$ 708,292	$ 202,431
Share of loss	(199,100)	(337,836)
Gain on dilution of interest	129,536	630,084
Share of contributed surplus	1,515,439	190,164
Cumulative translation adjustment	(2,272)	23,449

Equity investment, end of period	2,151,895	708,292
Amount due (to) from BRC	(40,636)	387,310
	$ 2,111,259	$ 1,095,602

BRC’s summarized consolidated balance sheet and income statement for the periods ended September 30, 2006 and December 31, 2005, converted to US $ at the period end rate of exchange, are as follows:

	September 30, 2006	December 31, 2005
Assets
Current assets	$ 1,378,796	$ 159,213
Investment	82,306	79,096
Mineral properties	5,905,499	2,366,550
Property, plant and equipment	158,346	185,829

	7,524,947	2,790,688

Liabilities	(64,239)	(811,116)

Net Equity	$ 7,460,708	$ 1,979,572

	September 30, 2006	December 31, 2005

Income Statement
Interest income	$350	$263
Expenses	(668,815)	(899,996)
Write-off of mineral claims	--	(25,465)

Net Loss	$(668,465)	$(925,198)

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2006

3.	Investments (continued)

(c)	Investment in Loncor Resources Inc.

On March 30, 2006, the Board of Directors of the Company approved the issue of common shares of Loncor Resources Inc. (“Loncor”) to an officer and director of the Company for cash consideration of Cdn$271,570. This resulted in the Company’s equity interest in Loncor being reduced from 100% to 48.76% and the Company no longer controlling this entity. However, the Company continues to exercise significant influence over Loncor’s operations; therefore, the Company changed the method of accounting for its investment in Loncor from the consolidation method to the equity method. The principal business of Loncor is the acquisition and exploration of mineral properties. As at September 30, 2006, the Company’s investment in Loncor amounted to $372,000, including advances of $157,000.

4.	Property, Plant and Equipment

September 30, 2006	Cost	Accumulated Amortization	Net Book Value

Office furniture and fixtures	$ 31,489	$ 19,197	$ 12,292
Office equipment	359,611	218,911	140,700
Vehicle	772,716	283,776	488,940
Communication equipment	33,847	18,188	15,659
Field camps	390,759	135,434	255,325
Surveying equipment	90,057	27,520	62,537
Geochemistry	107,623	42,364	65,259
Field equipment	18,059	5,213	12,846
Leasehold improvement	138,196	113,189	25,007

	$ 1,942,357	$ 863,692	$ 1,078,565

December 31, 2005	Cost	Accumulated Amortization	Net Book Value

Office furniture and fixtures	$ 31,489	$ 17,152	$ 14,337
Office equipment	341,984	164,354	177,630
Vehicle	607,586	141,986	465,600
Communication equipment	32,347	11,842	20,505
Field camps	350,182	65,456	284,726
Surveying equipment	76,736	12,300	64,436
Geochemistry	105,167	22,338	82,829
Field equipment	13,993	1,827	12,166
Leasehold improvement	119,115	108,774	10,341

	$ 1,678,599	$ 546,029	$ 1,132,570

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2006

5.	Deferred Exploration Expenditures

Deferred Exploration

	Nine month period ended September 30, 2006	Year ended December 31, 2005	Cumulative from inception in April 1994 to September 30, 2006

Exploration cost	$ 12,335,718	$ 8,690,090	$ 39,423,697
Stock option compensation expense	700,151	529,614	1,609,977
Amortization of plant and equipment	303,452	245,302	656,715
Deconsolidation of Loncor	(332,127)	-	(332,127)

Net expenditure	13,007,194	9,465,006	41,358,262
Effect of exchange rate change	-	-	2,511

	13,007,194	9,465,006	41,360,773
Write-off	-	-	(16,191,442)

	$ 13,007,194	$ 9,465,006	$ 25,169,331

Mineral rights

	Nine month period ended September 30, 2006	Year ended December 31, 2005	Cumulative from inception in April 1994 to September 30, 2006

Mineral rights	$--	$--	$9,681,194
Write-off	--	--	(9,681,194)

	$--	$--	$--

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2006

6.	Share Capital

(a)	Authorized Share Capital

Unlimited number of common shares

Unlimited number of preference shares, issuable in series

(b)	Issued Share Capital - Common Shares

	Number of Shares	Amount

December 31, 2003	20,855,688	$ 39,469,888
Exercise of stock options	1,010,000	286,024
Exercise of warrants	700,000	286,048
Issued during the year	4,000,000	11,037,168

December 31, 2004	26,565,688	51,079,128
Exercise of stock options	406,000	246,467
Exercise of warrants	240,000	1,048,939
Issued during the year (i), (ii)	5,500,000	25,351,260

December 31, 2005	32,711,688	77,725,794
Exercise of stock options	1,390,750	5,075,939
Issued during the period (iii)	4,376,000	46,934,352

September 30, 2006	38,478,438	$ 129,736,085

(i)	On July 29, 2005, the Company completed a private placement of 3,500,000 common shares of the Company at a price of Cdn$5.25 per share for gross proceeds of Cdn$18,375,000 (US$ 14,989,000). RBC Capital Markets acted as the Company’s agent in connection with the financing.

(ii)	In October 2005, the Company completed a non-brokered private placement of 2,000,000 common shares of the Company at a price of Cdn$6.50 per share for gross proceeds of Cdn$13,000,000 (US$10,982,500). The purchasers of the shares were an investment fund managed by Actis Capital LLP and an investment fund co-managed by Actis Capital LLP and Cordiant Capital Inc.

(iii)	On May 4, 2006, the Company completed a financing involving the issuance of 3,925,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$50,240,000. The underwriters who conducted the financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc. In addition, the Company granted to the underwriters an option, exercisable for a period of 30 days after the date of closing, to purchase up to 451,000 in additional common shares of the Company at a price of Cdn$12.80 per share. This option was exercised in full, resulting in the issuance of 451,000 common shares of the Company on May 15, 2006.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2006

6.	Share Capital - (continued)

(c)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. As at September 30, 2006, the Company had 3,221,250 stock options outstanding to acquire common shares at a weighted-average price of Cdn$4.88 per share, expiring at various dates between October 2006 and February 2011.

The following table summarizes information about stock options during the period:

	Number of Options	Weighted average exercise price Cdn $
Outstanding at December 31, 2003	2,163,000	1.03
Exercised	(1,010,000)	(0.37)
Granted	2,560,000	3.61

Outstanding at December 31, 2004	3,713,000	2.99
Exercised or cancelled	(456,000)	(1.62)
Granted	1,040,000	5.12

Outstanding at December 31, 2005	4,297,000	3.70
Exercised or cancelled	(1,440,750)	(2.96)
Granted	365,000	11.25

Outstanding at September 30, 2006	3,221,250	4.88

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2006

6.	Share Capital - (continued)

(c) Stock Options - (continued)

The following table summarizes information about stock options outstanding and exercisable at September 30, 2006:

Options outstanding and exercisable

Date of grant	Number Outstanding at 09/30/06	Options Exercisable at 09/30/06	Exercise Price Cdn$	Expiry Dte

10/16/03	47,500	47,500	2.00	10/16/08
10/16/03	70,000	70,000	2.00	10/16/06
01/21/04	600,000	600,000	3.00	01/21/09
02/03/04	100,000	100,000	3.00	02/03/09
02/17/04	200,000	200,000	3.50	02/17/09
03/16/04	400,000	400,000	4.10	03/16/09
06/24/04	481,000	481,000	4.00	06/22/09
08/31/04	54,000	54,000	4.00	08/31/09
10/06/04	40,000	40,000	4.00	10/06/09
12/14/04	15,000	15,000	4.50	12/14/09
02/11/05	90,000	90,000	4.70	02/10/10
02/11/05	200,000	200,000	4.70	02/10/08
05/02/05	200,000	150,000	5.25	05/02/08
07/19/05	11,250	7,500	5.25	07/19/10
07/20/05	150,000	112,500	5.25	07/20/08
08/08/05	50,000	37,500	6.65	08/08/10
08/31/05	95,000	71,250	6.60	08/31/10
09/09/05	52,500	35,000	6.68	09/09/10
01/25/06	345,000	--	11.25	01/25/11
02/06/06	20,000	--	11.25	02/06/11

	3,221,250	2,711,250

2005

During 2005, the Company recognized in the statement of operations as an expense $873,048 representing the weighted average grant-date fair value of stock options granted to employees, directors and officers under the Company’s stock option plan. An amount of $529,614 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. In addition, the Company recognized consulting fees of $712,917 representing the fair value of stock options granted to consultants under the Company’s stock option plan. These amounts were credited accordingly to contributed surplus in the balance sheet.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2006

6. Share Capital - (continued)

(c) Stock Options - (continued)

2006

During the nine month period ended September 30, 2006, the Company recognized in the statement of operations as an expense $502,289, which consisted of $81,115 representing the weighted average grant-date fair value of stock options granted to employees, directors and officers under the Company’s stock option plan, and $421,174 representing a tax liability to the Company equal to 12.8% of the gain made by the Company’s U.K. employees from the exercise of 400,000 stock options during the period. In addition, an amount of $303,452 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts (other than the said tax liability) were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the period based on the following factors:

(i)	risk-free interest rate: 2.9% to 3.28%
(ii)	expected volatility: 32.16% to 43.21%
(iii)	expected life: 3 to 5 years
(iv)	expected dividends: $Nil

A summary of the status of the Company’s non-vested options as at September 30, 2006 and changes during the period is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value

Non-vested at December 31, 2005	615,000	$ 1.71
Granted	365,000	3.01
Vested	(470,000)	(1.86)

Non-vested at September 30, 2006	510,000	$ 2.71

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2006

6.	Share Capital - (continued)

(d)	Earnings (Loss) per Share

Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the period ended September 30, 2006, amounting to 36,152,416 (September 30, 2005 – 27,685,072) common shares.

Fully diluted earnings (loss) per share have not been presented since the exercise of the options and warrants would be anti-dilutive.

(e)	Contributed Surplus

	September 30, 2006	December 31, 2005

Balance, beginning of the period	$5,407,283	$3,409,456
Options granted	781,266	2,115,579
BRC options	61,325	190,164
Options exercised	(1,562,067)	(48,296)
Warrants (exercised) granted	--	(259,620)

Balance, end of the period	$4,687,807	$5,407,283

7.	Related Party Transactions

Management fees of $21,000 as at September 30, 2006 (September 30, 2005 - $18,000) were paid to directors of the Company.

Legal fees of $469,435 (September 30, 2005 - $314,988), incurred in connection with general corporate matters as well as the Company’s financings, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At September 30, 2006, $34,153 (December 31, 2005 - $22,372) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange value.

8.	Lease Commitments

The Company’s future minimum lease commitments for office premises as at September 30, 2006 for the following five years are as follows:

2006	$ 40,300
2007	80,329
2008	80,329
2009	80,329
2010	53,553

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2006

9.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	September 30, 2006	December 31, 2005

Democratic Republic of the Congo – deferred exploration costs	$ 25,169,331	$ 12,162,137
Democratic Republic of the Congo – capital assets	1,040,685	1,090,279
Canada – capital assets	37,880	42,291
	$ 26,247,896	$ 13,294,707

10.	Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

11.	Significant Non-cash Transactions

During the period indicated the Company undertook the following significant non-cash transactions:

	Nine month period ended September 30, 2006	Year ended December 31, 2005
Amortization included in deferred exploration expenditures	$ 303,452	$ 245,302
Stock option compensation included in deferred exploration expenditures	$ 700,151	$ 529,614

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2006

12.	Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”) except for the following:

(a)	Employee and Directors Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. The Company recognized no compensation cost as no stock options were granted with an exercise price less than fair value.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model. For US GAAP the Company has adopted, effective January 1, 2003 on a prospective basis, the fair value recognition provisions of SFAS 123.

(b)	Mineral Properties

U.S. GAAP requires that costs pertaining to mineral properties with no proven reserves be reflected as expenses in the period incurred.

(c)	Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

(d)	Marketable Securities

Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealised gain and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary. Under FAS 115 the Company is accounting for the marketable securities as available for sale.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2006

12.	Generally Accepted Accounting Principles in Canada and the United States (continued)

(e)	Equity Investment

For US GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition as the investee is a self sustaining operation account needs to be made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into US dollars.

(f)	Recently issued United States Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (Revised) Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and is effective at the beginning of the first fiscal period beginning after June 15, 2005. Public entities that file as small business issuers will be required to apply Statement 123R in the first interim or annual reporting period that begins after December 15, 2005. The Company has determined that this will have no effect on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Non-monetary Assets, which eliminates an exception in APB 29 for recognizing non-monetary exchanges of similar productive assets at fair value and replaces it with an exception for recognizing exchanges of non-monetary assets at fair value that do not have commercial substance. The provisions in Statement 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement did not have a significant effect on the Company’s financial statements.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. Statement 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2006

12.	Generally Accepted Accounting Principles in Canada and the United States (continued)

The impact of the foregoing on the financial statements is as follows:

Income Statement

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Loss per Canadian GAAP	$ (278,842)	$ (779,759)	$ (609,368)	$ (3,410,162)
Deferred exploration	(4,463,708)	(2,174,949)	(13,007,194)	(4,695,836)

Loss per U.S. GAAP	$ (4,742,550)	$ (2,954,708)	$ (13,616,562)	$ (8,105,998)

Loss per share (basic and diluted)	$ (0.13)	$ (0.11)	$ (0.38)	$ (0.29)

Balance Sheet

	September 30, 2006	December 31, 2005

Total assets per Canadian GAAP	$ 88,760,251	$ 38,112,946
Investment held for sale	-	(75,301)
Equity investment	-	(846,753)
Deferred exploration	(25,169,331)	(12,162,137)

Total assets per U.S. GAAP	$ 63,590,920	$ 25,028,755

Total liabilities per Canadian and U.S. GAAP	$ 1,389,702	$ 1,421,571

Shareholders’ equity per Canadian GAAP	$ 87,370,549	$ 36,691,375
Equity investment adjustments	-	(845,108)
Cumulative translation adjustment	-	(23,449)
Deferred exploration	(25,169,331)	(12,162,137)
Accumulated other comprehensive loss per U.S. GAAP
Accumulated other comprehensive loss	-	(75,301)
Cumulative translation account	-	21,804

Total shareholders’ equity per U.S. GAAP	$ 62,201,218	$ 23,607,184

Total liabilities and shareholders’ equity per U.S. GAAP	$ 63,590,920	$ 25,028,755

EXHIBIT 2

Form 51-102F1

BANRO CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2006

The following management’s discussion and analysis (“ MD&A”), which is dated as of November 14, 2006, provides a review of the activities, results of operations and financial condition of Banro Corporation (the “ Company”) as at and for the three and nine month periods ended September 30, 2006, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company as at and for the three and nine month periods ended September 30, 2006 (the “Q3 2006 Financials”), together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2005. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resources, exploration results, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the acquisition and exploration of gold properties. The Company’s main exploration focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold properties, Twangiza, Lugushwa, Namoya and Kamituga. Through the Company’s wholly-

owned DRC subsidiary, Banro Congo Mining SARL, the Company has also applied to the Mining Cadastral (the DRC government agency in charge of all mining registrations) for exploration permits pertaining to properties in between the Company’s four project areas.

During the third quarter of 2006 and up to the date of this MD&A, the Company continued its exploration activities at Twangiza, Lugushwa and Namoya. Exploration activities at all three projects consisted of core drilling as well as gridding, soil, trenching and rock sampling and geological mapping. No exploration was undertaken during the period at Kamituga.

In a July 20, 2006 press release, the Company announced further drilling results from the Company’s current core drilling program at its Twangiza project. These assay results were from an additional 15 core holes drilled at Twangiza that are part of a 20,000 metre diamond drilling program.

The Company announced initial metallurgical test results from its Namoya project in an August 21, 2006 press release.

In a press release dated September 7, 2006 (which is entitled “Banro Increases and Upgrades mineral resources at Namoya”), the Company announced updated mineral resource estimates at Namoya of 691,000 ounces of gold (7,386,000 tonnes grading 2.91 g/t Au) in the indicated mineral resource category and 583,000 ounces of gold (4,829,000 tonnes grading 3.76 g/t Au) in the inferred mineral resource category. Drilling continues at Namoya with the goal of adding to the Company’s mineral resources.

In a press release issued by the Company on September 28, 2006, the Company announced the following updated mineral resource estimates at its Twangiza project:

Mineral Resource Category	Tonnes	Grade	Ounces Au
		(g/t Au)
Measured	4,803,000	3.50	540,000
Indicated	16,794,000	2.75	1,484,000
Measured & Indicated	21,597,000	2.92	2,024,000

Inferred	62,338,000	1.93	3,878,000

(Using a 1.0 g/t Au cut-off).

Additional information with respect to the above updated mineral resource estimates at Twangiza is contained in the technical report of Michael B. Skead dated November 10, 2006 and entitled “Third NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo”. Mr. Skead is the Company’s Vice President, Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).

In a November 3, 2006 press release, the Company announced preliminary metallurgical test results from the Twangiza project.

In a press release issued by the Company on November 6, 2006, the Company announced further drilling results from the Company’s current core drilling program at Twangiza. These assay results were from an additional 17 core holes drilled at Twangiza that are part of the 20,000 metre diamond drilling program. The ongoing drilling program at Twangiza, which is using four drill rigs, is focusing on upgrading the current resource and outlining additional inferred resources.

Scoping studies for the Twangiza and Namoya projects are expected to be undertaken by year end.

Copies of the press releases and the technical report referred to above can be obtained from SEDAR at www.sedar.com.

Peter N. Cowley, F.I.M.M.M., the Company’s President and Chief Executive Officer and a “qualified person” (as such term is defined in National Instrument 43-101), reviewed the technical information in this MD&A. The mineral resource estimates referred to in this MD&A are based on information compiled by the Company’s Mineral Resource Manager, Daniel K. Bansah, who is a “qualified person” (as such term is defined in National Instrument 43-101).

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Results of Operations

For the nine month period ended September 30, 2006, the Company reported a net loss of $609,368, or $0.02 per share, compared to a net loss of $3,410,162, or $0.12 per share, reported for the nine month period ended September 30, 2005. For the three month period ended September 30, 2006, the Company’s net loss was $278,842, or $0.01 per share, compared to a net loss of $779,759, or $0.02 per share, recorded during the three month period ended September 30, 2005. The Company’s net loss for the nine month period ended September 30, 2006 was significantly impacted by a gain on dilution of the Company’s equity interest in BRC Diamond Corporation (“BRC”) of $1,515,439. In addition, the Company’s short term investments generated interest income of $647,206 and $1,317,779 during, respectively, the three and nine month periods ended September 30, 2006. During the three and nine month periods ended September 30, 2006, significant changes in operating expenses occurred in the expense categories described below as compared to the corresponding periods of 2005:

Professional fees

Professional fees, which were mainly legal, audit and accounting fees, increased by 9% to $413,398 during the nine month period ended September 30, 2006 from $378,737 for the corresponding period in 2005, as a result of the general increase in the Company’s activities and efforts to comply with increased securities regulatory requirements. Professional fees incurred during the three month period ended September 30, 2006 decreased by 31% compared to the three month period ended September 30, 2005. Professional fees were higher during the third quarter of 2005 mainly due to efforts to list the Company’s shares on the Toronto Stock Exchange.

Consulting fees

During the three and nine month periods ended September 30, 2006, consulting fees decreased to $30,773 and $216,887, respectively, from $372,305 and $592,786 recorded during the respective three and nine month periods ended September 30, 2005. This decrease in consulting fees was mainly the result of the recognition as an expense of stock-based compensation issued to consultants of $348,764 and $555,955, respectively, for the three and nine month periods ended September 30, 2005 compared to nil for both the three and nine month periods ended September 30, 2006.

Office and sundry

Office and sundry expenses, which include items such as rent, insurance and communication costs, increased by 14% during nine month period ended September 30, 2006 compared to the corresponding period ended September 30, 2005. The increase in office and sundry expenses for the nine month period ended September 30, 2006 compared to the nine month period ended September 30, 2005, was mainly due to the general increase in the Company’s administrative activities to provide support to exploration activity in the DRC and to comply with securities regulatory requirements (by, for example, paying filing fees). Office and sundry expenses incurred during the three month period ended September 30, 2006 did not significantly vary compared to the three month period ended September 30, 2005.

Employee stock-based compensation

Employee stock-based compensation expense decreased by approximately 22% during the nine month period ended September 30, 2006 to $502,289, from $643,386 accrued during the corresponding period in 2005, due to fewer stock option grants. During the second quarter of 2006, the Company recorded a tax liability of $421,174 arising from the exercise of 400,000 stock options granted to the Company’s employees in the United Kingdom (see the discussion under “Stock Options” in the “Summary of Significant Accounting Policies” section of the Q3 2006 Financials). For the three month period ended September 30, 2006, the Company recognized employee stock-based compensation expense of $395 compared to $218,451 for the corresponding period in 2005, as no stock options were granted during the third quarter of 2006.

Shareholder relations and promotion

Expenses related to shareholder relations and promotion decreased to $604,716 for the nine month period ended September 30, 2006, from $688,483 for the nine month period ended September 30, 2005, due to fewer promotional and investor relations activities undertaken during the nine six months of 2006 as compared to the corresponding period in 2005. Shareholders relations and promotional expenses incurred during the three month period ended September 30, 2006 did not significantly vary compared to the three month period ended September 30, 2005.

Foreign exchange gain/loss

The Company recorded a foreign exchange loss of $24,452 and a gain $258,237 for the respective three and nine month periods ended September 30, 2006, compared to a foreign exchange gain of $664,256 and $694,155 for the respective three and nine month periods ended September 30, 2005, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the third quarter of 2006. This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

	2006	2006	2006	2005
	3rd quarter	2nd quarter	1st quarter	4th quarter

Net income (loss)	$ (278,842)	$ (757,158)	$ 426,632	$ (1,091,180)
Net earnings (loss) per share	$ (0.01)	$ (0.02)	$ 0.01	$ (0.04)

	2005	2005	2005	2004
	3rd quarter	2nd quarter	1st quarter	4th quarter

Net loss	$ (779,759)	$ (1,432,062)	$ (1,198,341)	$ (2,331,470)
Net loss per share	$ (0.02)	$ (0.06)	$ (0.04)	$ (0.09)

The net loss incurred during the third quarter of 2006 decreased significantly, compared to the net loss incurred during the second quarter of 2005, due mainly to a general decrease in expenses including stock option compensation expense, consulting fees and shareholder relations and promotions. During the second quarter of 2006, the Company incurred a net loss of 757,158 compared to a net income of $426,632 reported for the first quarter of 2006. The Company’s results in the first quarter of 2006 were impacted by the recognition of a gain on dilution of equity interest in BRC of $1,487,760. During the second quarter of 2006, the Company’s results were impacted by a foreign exchange gain of $359,741, increased interest income as compared to the first quarter of 2006, and a tax liability of $421,174 referred to in the “Results of Operations” section above under “Employee stock-based compensation”. The increase in the net loss recorded in the fourth quarter of 2005 as compared to the third quarter of 2005 was most significantly impacted by increased salary expense due to the year-end bonuses paid to employees, as well by a foreign exchange gain which decreased significantly from the foreign exchange gain recorded during the third quarter of 2005. In addition, the Company recorded during the fourth quarter of 2005 a significant gain on dilution of its equity investment in BRC. The net loss incurred during the third quarter of 2005 decreased significantly, compared to the net loss incurred during the second quarter of 2005, due mainly to a foreign exchange gain of $664,256 resulting from fluctuations in the value of the United States dollar relative to the Canadian dollar. The Company’s net loss for the second quarter of 2005 increased by $233,721 as compared to the net loss recorded for the first quarter of 2005, mainly due to an increase in expenses related to shareholder relations and promotion. During the first quarter of 2005, the Company’s net loss decreased by $1,133,129 as compared to the net loss recorded for the fourth quarter of 2004, mainly due to the recording during the fourth quarter of 2004 of stock-based compensation expense of $896,860, bad debt expenses of $203,572, equity loss in BRC of $505,153 and a write down of the Company’s investment in Nevada Bob’s International Inc. of $225,901. However, office and sundry as well as travel expenses increased during the first quarter of 2005 compared to the fourth quarter of 2004 due to a general increase in the Company’s activity levels.

Liquidity and Capital Resources

As at September 30, 2006, the Company had cash and short term investments of $59,384,091 compared to cash and short term investments of $23,441,540 as at December 31, 2005. The Company significantly improved its liquidity position during the second quarter of 2006 as a result of the completion of equity financings which involved the issuance of a total of 4,376,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$56,012,800. The Company received an additional $3,513,871 during the nine month period ended September 30, 2006 from the exercise of 1,390,750 stock options under the Company’s stock option plan.

During the nine month period ended September 30, 2006, the Company spent $12,335,718 in exploration expenditures and $265,853 on capital assets to carry on its DRC projects (compared to $4,074,922 in exploration expenditures and $379,521 on capital assets spent during the nine month period ended September 30, 2005). During the nine month period ended September 30, 2006, the Company’s exploration activities at Twangiza, Lugushwa and Namoya consisted of drilling, gridding, soil, trenching and rock sampling with geological mapping.

The Company’s current cash position is considered sufficient for planned exploration expenditures on the Company’s gold properties and for general and administrative expenses until at least mid-2008.

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$ 334,840	$ 40,300	$ 160,658	$ 133,882	-

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company’s financial statements include estimates used in the calculation of the fair value of stock-based compensation. The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted during the period. This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company’s shares, the expected life of the option and interest rates, all of which are based on historical information. Future behaviours of these parameters are beyond the Company’s control, and thus, may be significantly different from the Company’s estimates.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at November 14, 2006, the Company had outstanding 38,580,637 common shares and stock options to purchase an aggregate of 3,731,051 common shares.

Related Party Transactions

Management fees of $21,000 as at September 30, 2006 (September 30, 2005 - $18,000) were paid to directors of the Company.

Legal fees of $469,435 (September 30, 2005 - $314,988), incurred in connection with general corporate matters as well as the Company’s financings, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At September 30, 2006, $34,153 (December 31, 2005 - $22,372) owing to this legal firm was included in accounts payable.

During the nine month period ended September 30, 2006, the Company received from BRC repayment of $387,310 previously advanced by the Company for working capital purposes. This amount was outstanding at December 31, 2005. As at September 30, 2006, an amount of $40,636 was due to BRC.

These related party transactions occurred in the normal course of operations and were measured at the exchange value.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of gold are found on the Company’s properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company’s properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from operations. The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company’s exploration programs will result in a profitable commercial mining operation.

There is a degree of uncertainty to the calculation of mineral resources. Until mineral resources are actually mined and processed, the quantity and grade of mineral resources must be considered as estimates only. In addition, the quantity and grade of mineral resources may vary depending on, among other things, metal prices. Any material change in quantity or grade of mineral resources may affect the economic viability of the deposit. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company’s exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company’s properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During the third quarter of 2006 and 2005, the Company recorded a foreign exchange loss of $24,452 and a foreign exchange gain of $664,256, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company’s annual information form dated March 30, 2006 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com).

EXHIBIT 3

Form 52-109F2 - Certification of Interim Filings

I, Peter N. Cowley, the Chief Executive Officer and President of Banro Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Banro Corporation (the "issuer") for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 14, 2006.

(signed) *"Peter N. Cowley"*
Name: Peter N. Cowley
Title: Chief Executive Officer and President

EXHIBIT 4

Form 52-109F2 - Certification of Interim Filings

I, J. Gregory Short, the Chief Financial Officer of Banro Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Banro Corporation (the "issuer") for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 14, 2006.

(signed) *"J. Gregory Short"*
Name: J. Gregory Short
Title: Chief Financial Officer